UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Sigma Designs, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value Per Share

(Title of Class of Securities)

826565103

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Thinh Q. Tran

President and Chief Executive Officer

Sigma Designs, Inc.

1221 California Circle

Milpitas, California 95035

(408) 262-9003

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Greg L. Pickrell, Esq. Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, California 94304 (650) 233-4545	Justin D. Hovey, Esq. Pillsbury Winthrop Shaw Pittman LLP P.O. Box 7880 San Francisco, California 94120 (415) 983-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,378,879	$678.03
*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase a total of 1,186,287 shares of common stock of Sigma Designs, Inc. having an aggregate value of $22,378,879 as of May 15, 2007 will be accepted for amendment pursuant to the offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model based upon the average of the high and low prices of the issuer’s common stock as reported on the NASDAQ Global Market on May 10, 2007.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Sigma Designs, Inc., a California corporation (the “Company”), to amend certain options (the “eligible options”) to purchase shares of the Company’s common stock which were granted under the Company’s Amended and Restated 1994 Stock Plan or the 2001 Employee Stock Option Plan that: (i) have exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option’s measurement date for financial accounting purposes, (ii) were unvested, either in whole or in part, as of December 31, 2004, and (iii) are outstanding (unexercised) as of the date of the Offer and as of the last date on which the Offer remains open for acceptance. Eligible option holders are those non-executive employees of the Company or one of its subsidiaries as of the date of the offer and on the expiration date of the Offer who are subject to United States federal income taxes.

Eligible option holders may elect (i) to have each eligible option amended to increase its exercise price per share to be equal to what the fair market value per share of the Company’s common stock was on the option’s measurement date for financial reporting purposes, and (ii) to receive a cash payment with respect to each such amended option equal to the difference between the new exercise price of the amended option and the original exercise price of the Eligible Option, less applicable tax withholding. The cash payments will be made on the first payroll date following January 1, 2008. The delay in the cash payments is required in order to avoid adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended.

The amendment of the eligible options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated May 15, 2007 (the “Offer to Amend”), (ii) the related e-mail from Mark R. Kent dated May 15, 2007, (iii) the Election Form, and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively.

The information contained in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

The Offer is being made for compensatory purposes in order to minimize or avoid potentially material adverse personal tax consequences to eligible option holders. The Offer is being made in compliance with the Exemptive Order granted by the staff of the Division of Corporation Finance of the Securities and Exchange Commission on March 26, 2007 (which such Exemptive Order was issued in connection with relief requested by Chordiant Software, Inc.) and the Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes, issued on March 21, 2001.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the issuer is Sigma Designs, Inc. The address of its principal executive offices is 1221 California Circle, Milpitas, CA 95035 and the telephone number at that address is (408) 262-9003.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to the eligible options. As of May 15, 2007, eligible options to purchase up to a total of 1,186,287 shares of common stock of the Company were outstanding. The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” and “The Offer—Number of options and amount of consideration; expiration date” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Amend under “The Offer—Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The Company is the filing person. The information set forth under Item 2(a) above and in the Offer to Amend under “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers” and “The Offer” is incorporated herein by reference.

(b) Purchases.

None of the members of Sigma’s Board of Directors or Sigma’s executive officers may participate in the Offer. The information set forth in the Offer to Amend under “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Amend under “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Amend under “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Amend under “Summary Term Sheet and Questions and Answers,” “The Offer—Acceptance of options for amendment and the cash payment” and “The Offer—Status of options amended pursuant to the terms of the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Amend under “The Offer—Purpose of the offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Amend under “The Offer—Source and amount of consideration; terms of amended options” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Amend under “The Offer—Conditions of the offer” is incorporated herein by reference.

(c) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Amend under “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Amend under “The Offer—Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth or incorporated by reference in the Offer to Amend under “The Offer—Information concerning Sigma,” “—Additional Information” and “—Financial statements” is incorporated herein by reference. The Company’s (i) Annual Report on Form 10-K for the fiscal year ended February 3, 2007, (ii) Quarterly Report on Form 10-Q for the quarter ended October 28, 2006, and (iii) Quarterly Report on Form 10-Q for the quarter ended July 29, 2006, each filed with the Securities and Exchange Commission on April 20, 2007, are incorporated by reference herein and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Amend under “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits

Exhibit Number	Description

(a)(1)(a)	Offer to Amend Certain Options, dated May 15, 2007.

(a)(1)(b)	Email sent on April 20, 2007 by Thinh Q. Tran, Sigma’s President and Chief Executive Officer, to certain non-executive employees of Sigma (incorporated by reference to Exhibit 99.1 filed with the Schedule TO-C filed by the Registrant on April 20, 2007).

(a)(1)(c)	E-mail Announcement of Tender Offer, dated May 15, 2007, including Form of Addendum.

(a)(1)(d)	Election Form.

(a)(1)(e)	Withdrawal Form.

(a)(1)(f)	Form of Promise to Make Cash Payment.

(a)(1)(g)	Forms of Confirmation E-Mail.

(a)(1)(h)	Forms of Reminder E-Mail to Eligible Employees.

(a)(1)(i)	Form of Amendment to Stock Option Agreements.

(a)(1)(j)	Form of Notice of Acceptance of Options for Amendment.

(a)(1)(k)	Sigma Designs, Inc. Employee Presentation Materials.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)	Not Applicable.

(d)(1)	Sigma Designs, Inc. Amended and Restated 1994 Stock Plan (incorporated by reference to Exhibit filed with the Registrant’s Registration Statement on Form S-8 (No. 333-86875) filed on September 10, 1999.

(d)(2)	Amended Exercise Form for Stock Option Agreement issued under Sigma Designs, Inc. Amended and Restated 1994 Stock Plan.

(d)(3)	Sigma Designs, Inc. 2001 Employee Stock Option Plan (incorporated by reference to Exhibit filed with the Registrant’s Registration Statement on Form S-8 (333-64234) filed on June 29, 2001.

(d)(4)	Amended Exercise Form for Stock Option Agreement issued under Sigma Designs, Inc. 2001 Employee Stock Option Plan.

(g)	Not Applicable.

(h)	Not Applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sigma Designs, Inc.

Date: May 15, 2007	/S/ MARK R. KENT
Name: Mark R. Kent Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Amend Certain Options, dated May 15, 2007.

(a)(1)(b)	Email sent on April 20, 2007 by Thinh Q. Tran, Sigma’s President and Chief Executive Officer, to certain non-executive employees of Sigma (incorporated by reference to Exhibit 99.1 filed with the Schedule TO-C filed by the Registrant on April 20, 2007).

(a)(1)(c)	E-mail Announcement of Tender Offer, dated May 15, 2007, including Form of Addendum.

(a)(1)(d)	Election Form.

(a)(1)(e)	Withdrawal Form.

(a)(1)(f)	Form of Promise to Make Cash Payment.

(a)(1)(g)	Forms of Confirmation E-Mail.

(a)(1)(h)	Forms of Reminder E-Mail to Eligible Employees.

(a)(1)(i)	Form of Amendment to Stock Option Agreements.

(a)(1)(j)	Form of Notice of Acceptance of Options for Amendment.

(a)(1)(k)	Sigma Designs, Inc. Employee Presentation Materials.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)	Not Applicable.

(d)(1)	Sigma Designs, Inc. Amended and Restated 1994 Stock Plan (incorporated by reference to Exhibit filed with the Registrant’s Registration Statement on Form S-8 (No. 333-86875) filed on September 10, 1999.

(d)(2)	Amended Exercise Form for Stock Option Agreement issued under Sigma Designs, Inc. Amended and Restated 1994 Stock Plan.

(d)(3)	Sigma Designs, Inc. 2001 Employee Stock Option Plan (incorporated by reference to Exhibit filed with the Registrant’s Registration Statement on Form S-8 (333-64234) filed on June 29, 2001.

(d)(4)	Amended Exercise Form for Stock Option Agreement issued under Sigma Designs, Inc. 2001 Employee Stock Option Plan.

(g)	Not Applicable.

(h)	Not Applicable.